Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GP Strategies Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-178892 and 333-123949) on Form S-8 and registration statements (Nos. 333-169603, 333-97531 and 333-110611) on Form S-3 of GP Strategies Corporation of our reports dated February 26, 2013, with respect to the consolidated balance sheets of GP Strategies Corporation and subsidiaries, as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of GP Strategies Corporation.

/s/ KPMG LLP

Baltimore, Maryland

February 26, 2013